TransAlta Launches TransAlta Renewables

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

CALGARY, Alberta (June 26, 2013) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) announced today that it is creating TransAlta Renewables Inc. (“TransAlta Renewables”), providing investors with the opportunity to invest directly in a highly contracted portfolio of renewable power generation facilities. TransAlta will be the sponsor and manager of TransAlta Renewables and will provide TransAlta Renewables with its initial asset base. A preliminary prospectus qualifying the initial public offering of TransAlta Renewables common shares to the public (the “Offering”) was filed today.

TransAlta intends to transfer 1,112 net MW of highly contracted wind and hydro power generation assets to TransAlta Renewables upon completion of the Offering. TransAlta will be the primary source of growth of TransAlta Renewables’ portfolio of renewable power generation assets, by providing TransAlta Renewables with the opportunity to purchase, or participate in the development of, renewable power generation facilities with stable, long-term, contracted cash flows. TransAlta will continue to grow its renewables portfolio through greenfield development and acquisitions. TransAlta will provide TransAlta Renewables the opportunity to participate in those projects that meet the objectives of TransAlta Renewables.

Upon completion of the Offering, TransAlta expects to hold an approximate 80-85% interest in TransAlta Renewables. TransAlta also expects to receive cash proceeds of approximately $200-$250 million, depending on the size of the Offering, which will be used to reduce debt and support TransAlta’s balance sheet. TransAlta will provide all management, administrative and operational services required for TransAlta Renewables to operate, administer its assets and acquire additional assets.

Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals. The Offering is expected to close in August 2013. CIBC World Markets and RBC Capital Markets are the lead underwriters for the Offering.

“We have grown our renewables portfolio to 25% of TransAlta’s assets over the past 10 years,” said Dawn Farrell, President and CEO. “TransAlta Renewables provides us with another effective source of capital for funding growth in renewables which will benefit the shareholders of both companies.”

Strategic & Financial Benefits Accruing to TransAlta

•	Establishes a focused vehicle for pursuing and funding growth opportunities in the renewable power generation sector.
•	Unlocks the value of TransAlta’s renewable asset platform.
•	Retains TransAlta’s majority ownership and operatorship of the underlying assets.
•	Provides proceeds of approximately $200-$250 million to repay debt and support TransAlta’s balance sheet.
•	Creates additional financial flexibility for TransAlta by providing another source of capital.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale or any acceptance of an offer to buy these securities in any province or territory of Canada prior to the time that a receipt for the final prospectus or other authorization is obtained from the securities commission or similar regulatory authority in such province or territory. Copies of the preliminary prospectus are available on SEDAR at http://www.sedar.com/.

The shares of TransAlta Renewables have not been, nor will they be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, ''U.S. persons'' (as defined in Regulation S under the United States Securities Act of 1933, as amended) except pursuant to certain exemptions. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the TransAlta Renewables’ shares in the United States or to, or for the account or benefit of, U.S. persons.

Forward-Looking Statements

This news release contains forward-looking statements about TransAlta’s objectives, plans, goals, intentions, strategies, prospects and opportunities. Forward-looking statements in this news release include statements relating to the proposed Offering and related transactions and the expected future attributes of TransAlta Renewables following the completion of the Offering; the anticipated benefits of the transaction to TransAlta and its shareholders; TransAlta’s expected ownership level in TransAlta Renewables; the timing of the potential transactions; and that applicable regulatory approvals will be obtained. These forward-looking statements are not historical facts but reflect TransAlta’s current expectations concerning future plans, actions and results.  These statements are subject to a number of risks and uncertainties that could cause actual plans, actions and results to differ materially from current expectations including, but not limited to, unanticipated developments that may delay or negatively impact the proposed transactions, changes in economic and market conditions, and other risks and uncertainties discussed in TransAlta’s materials filed with the Canadian securities regulatory authorities from time to time.  There can be no assurance that the proposed transaction will be completed as anticipated or at all. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

Media inquiries: Marcy McAuley Director, Communications Toll Free Media Number: 1-855-255-9184 or Email: TA_Media_Relations@transalta.com	Investor inquiries: Brent Ward Director, Corporate Finance & Investor Relations Phone: 1-800-387-3598 or Email: Investor_Relations@transalta.com